485 Metro Place South, Suite 275
Dublin, Ohio 43017
Ph: (614) 923-8822 Fax (614) 923-5242
www.nivm.com

VIA Edgar and Federal Express
Rufus Decker, Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 70-10
Washington, D.C. 20549-7010

Re:	Form 10-KSB for the fiscal year ended December 31, 2007 File No. 000-51252

Dear Mr. Decker:

This letter is in response to the October 30, 2008 letter from the staff of the Securities and Exchange Commission (the “Commission”) to National Investment Managers Inc. (the “Company”). For convenience, each comment of the October 30, 2008 letter provided by the Commission is repeated followed by our responses. We believe that the following information responds fully and completely to each of the comments in the Commission’s letter.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2007

General

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revision will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings, beginning with your next quarter.

Response:
We acknowledge the above comment.

Management’s Discussion and Analysis or Plan of Operation

Results of Operations, page 19

2.
Please revise your discussion of the results of operations to more clearly quantify the impact that your acquisitions had upon each of your income statement line items. For example, you disclose that your 2007 acquisitions for responsible for the majority of the increase in revenue and selling, general, and administrative expenses but it is unclear which acquisitions had the most significant impact and the extent to which organic growth contributed to fluctuations in your income statement year over year.

Response:
In our Form 10-Q filed on November 14, 2008, we drafted our discussion to more clearly quantify the impact our acquisitions have had on revenue and selling, general and administrative expenses. The discussion has also been drafted to quantify how much of the increase in revenue and selling, general and administrative expenses is attributable to existing subsidiaries.

Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

Evaluation of Disclosure Controls and Procedures, page 35
3.
While it seems that you have conducted an evaluation of the effectiveness of your disclosure controls and procedures, it does not appear that you have disclosed your conclusion as required by Item 307 of Regulation S-B. Please amend your filing to provide management’s conclusion as to the effectiveness of your disclosure controls and procedures as of December 31, 2007.

Response:
We acknowledge your comment and intend to amend “Item 8A Controls and Procedures - Evaluation of Disclosure Controls and Procedures” as follows:

Evaluation of Disclosure Controls and Procedures
For the year ended December 31, 2007, we conducted an evaluation, under the supervision and with the participation of our chief executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Our evaluation was based on the framework in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation, management concluded that our disclosure controls and procedures and internal controls over financial reporting were not effective as of December 31, 2007.

4.
We note your disclosure on page 35 that during the fourth quarter of 2007 and the first quarter of 2008, you began remediation efforts to address the material weaknesses identified during your assessment of internal controls over financial reporting. Please amend your filing to disclose what remediation efforts were begun during the fourth quarter of 2007 and the first quarter of 2008, along with any other changes in internal controls over financial reporting during the fourth quarter of 2007. Please refer to Item 308T(b) of Regulation S-B.

Response:
The Company notes the requirements to “disclose any change in the registrant’s internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 240.13a-15 or rule 240.15d-15 of this chapter that occurred during the registrant’s last fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting” from Item 308T(b) of Regulation S-B. In the company’s Form 10-KSB, we have stated that we began remediation efforts to address the noted material weaknesses. The remediation efforts were not completed in 2007 and these efforts did not materially affect our internal control over financial reporting for the period ended December 31, 2007. The efforts mentioned in the filing included drafting written charters for the Compensation, Audit, Governance and Executive subcommittees of our Board of Directors. During the first quarter of 2008, the Board of Directors approved the written charters of the various subcommittees. In addition, the Company began discussions with the related party and began forming plans to separate the data that resides on the shared drive. We will amend our Form 10-KSB for the period ended December 31, 2007 to disclose the specific steps that were taken during this period.

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Consolidated Financial Statements

Consolidated Statements of Stockholders’ Equity, page F-4

5.
Please review the title of your line item “loss available to common stockholders” so that the amounts presented here are consistent with those presented in your Consolidated Statements of Operations on page F-3.

Response:
In subsequent filings, the Company will consistently present the “loss available to common stockholders” on the Statement of Stockholders’ Equity and in the Consolidated Statement of Operations.

Note 2 - Summary of Significant Accounting Policies, page F-7

6.
Please revise your table of common stock equivalents on page F-8 to clarify whether the amounts presented in the table are intended to represent dollar amounts or the number of common stock equivalent shares that were excluded from the calculation of diluted net loss per common share.

Response:
The table of common stock equivalents presented on page F-8 represents the number of common stock equivalent shares excluded from the calculation of diluted net loss per common share and does not represent dollar amounts. In subsequent filings the Company will remove the dollar signs included in the 2007 filing.

Note 4 - Commitments and Contingencies, page F-12

7.
Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. In addition, paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should be initially included in your minimum lease payments. If, as we assume, each of these items is included in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how you considered the provisions in SFAS 13 and FTB 88-1 in reaching the conclusion you did regarding your accounting treatment.

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Response:
Several of our lease agreements contain lease escalation clauses during the term of the lease. However, the escalation of lease payments is not dependent upon an existing index or rate. Where escalations are present in lease agreements, the escalation is a predetermined dollar value that will typically change once during each year of the lease. The Company records an expense based on the monthly rental payment due. The Company had reviewed the escalation provisions that are present in its office leases and made the determination that the difference between the sum of monthly rental payments for each year and the sum of expense in each year, if recognized on a straight-line basis, is immaterial. During 2007, the Company would have recorded additional expense and liability of approximately $144,000 if the escalation provisions had been recognized on a straight-line basis.

Note 7 - Debt, page, F-14

8.
You disclose on page F-16 that you are subject to certain quarterly financial covenants under the terms of both your Senior Term Note and your Subordinated Senior Term Note. Please tell us and revise your filing to disclose the nature of these quarterly financial covenants and whether you were in compliance with these covenants as of your most recent year-end and as of the end of your three most recently completed interim periods. Please also revise your filing here or in MD&A to disclose your most stringent debt covenant computations for each period presented, along with a reconciliation to relevant GAAP amounts.

Response:
In the Company’s most recent quarterly filing on Form 10-Q for the period ended September 30, 2008, the Company inserted a paragraph in Note 5 and in MD&A disclosing the Company’s most stringent financial covenants and noted that the Company was in compliance with each of these.

9.
As a related matter, in light of your negative working capital, accumulated deficit, operating loss and net loss as of and for the year ended December 31, 2007, please revise your MD&A to include a comprehensive discussion of your debt covenants and how they affect your ability to undertake additional debt or equity financing. In light of the current credit environment, please disclose the existence of any alternate funding sources that may be available to you in the event you are no longer able to continue raising capital through private placements. If no alternate funding sources are available, please disclose the impact that the lack of alternate funding sources will have on your business. Please refer to Section IV of SEC Release No. 33-8350.

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Response:
We have expanded the disclosure in Note 5 and in MD&A to discuss the Company’s financial covenants and noted that we were in compliance with each of them.

With respect to the availability of capital, in the Company’s filing on Form 10-KSB, the Company disclosed in Note 7 that under certain conditions, the Company could utilize additional funding under the Revolver of up to $1,000,000 and up to $5,000,000 under the Senior Term Note. Subsequently the Company and its Senior Lender agreed to increase the amount available to the Company by an additional $2 million, giving the Company $7 million in additional capital. During the second and third quarters and through the date of the Company’s most recent filing on Form 10-Q, the Senior Lender authorized the Company to draw down on the additional capital available. We have disclosed the additional borrowings under the Senior Term Note in the appropriate quarterly filings. In the Company’s most recent quarterly filing on Form 10-Q for the period ended September 30, 2008, the Company inserted a paragraph in MD&A discussing the impact that the current uncertainty in the capital markets might have on the Company’s ability to acquire additional businesses in the future.

Note 8 - Stockholders’ Equity, page F-17

10.
We note that you have accrued approximately $3.9 million of preferred stock dividends as a long term liability as of December 31, 2007. Please tell us and revise your filing to describe the circumstances under which these dividends are payable. You disclose on page F-18, for example, that dividends on your Series A Convertible Preferred Stock are paid on a semi-annual basis; however, we note that you have not paid any cash dividends on your preferred stock during the years ended December 31, 2006 and 2007. Please also tell us whether you have the intent or ability to pay these dividends in some form other than cash.

Response:
There are no circumstances under which the Company is required to pay dividends to the preferred shareholders. The dividend declaration is at the discretion of the Board of Directors. However, dividends payable to preferred stockholders (Series A, B, C, D and E) can only be declared payable when approved by the Company’s senior and subordinated senior lenders. As disclosed in Note 8, the Company has the ability to pay the dividend in the form of cash or in Common Stock of the Company. As of the reporting date, the Company has not expressed its intent to pay the dividend in any single form.

11.
Please revise to briefly describe any circumstances under which the holders for your Series A, B, C, D and E Convertible Preferred Stock could require you to redeem all or a portion of the Preferred Stock by paying cash. To the extent that any cash redemption circumstances exist, please tell us how you considered the provisions of EITF Topic D-98 in determining the classification of your Convertible Preferred Stock as of December 31, 2007. Please also revise to clarify whether there are any deemed liquidation events under any of your preferred stock agreements that could result in the preferred stock being required to be redeemed even when the common stock is not required to be redeemed.

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Response:
The Convertible Preferred Stock sold by the Company has not been issued with mandatory redemption requirements. The only circumstances under which the Company would be required to pay the holders of our Series A, B, C, D, and E Convertible Preferred Stock in cash (net assets available upon final liquidation), is in the event of voluntary or involuntary liquidation. Each of the holders of the Series A, B, C, D, and E Convertible Preferred Stock are entitled to receive the same form of consideration in the event of liquidation. In light of this, we have reviewed the provisions of EITF Topic D-98 and noted paragraph 5. Since the Series A, B, C, D, and E Convertible Preferred Stock do not have mandatory redemption requirements, and are entitled to the same form of consideration in the event of liquidation, these shares have been classified as part of permanent equity on the Balance Sheet.

12.
We note that you have accrued approximately $1.9 million in penalties as of December 31, 2007 as a result of not having effective registration statements covering the shares of common stock issuable upon conversion of the Series A and Series C Convertible Preferred Stock and corresponding warrants. Please revise your filing to disclose the maximum potential amount of consideration, undiscounted, that you could be required to transfer under the registration payment arrangement for the Series A and Series C Convertible Preferred Stock. Refer to paragraph 12 of FSP No. EITF 00-19-02. Furthermore, it appears that you have similar registration payment arrangements with the holders of your Series D and Series E Convertible Preferred Stock. Please tell us how you considered the provisions of FSP No. EITF 00-19-02 in associated with your Series D and Series E Convertible Preferred Stock.

Response:
The amount disclosed in the Company’s Note 8 - Stockholders’ Equity, reflects the maximum potential amount of consideration that the Company would be required to transfer under the registration payment arrangement. In subsequent filings, the Company will disclose the maximum potential amount of consideration, undiscounted, that the Company would be required to transfer under the registration payment arrangement at the respective reporting date.

The Company has agreed with the holders of Series D and Series E Convertible Preferred Stock to file a registration statement registering the shares of Common Stock issuable upon conversion of the Series D and Series E Convertible Preferred Stock and exercise of the Series D and Series E Warrants and to use its’ best efforts to have such registration statement declared effective within 180 days of the final closing of each offering.  However, the Company is not obligated to pay any consideration in the event the Company was not able to file a registration statement and to have such registration declared effective. As a result, the Company has not recorded a liability associated with this arrangement which the Company believes to be consistent with FSP EITF 00-19-02 paragraph 4.

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Note 11 - Acquisitions, page F-26

13.
You disclose on page F-29 that the identifiable intangible assets you obtained in connection with the acquisition of The Lamoriello Entities will be amortized over the estimated useful lives (5 years) of the assets of $108,000 per year. It appears from the table on page F-29 that you have approximately $4.8 million of Lamoriello identifiable intangible assets including customer lists, non-compete agreements, trade names, and employment contracts. The amortization of $4.8 million of identifiable intangible assets over the estimated useful lives of five years would result in a much greater amount of amortization (approximately $957,000 per year). Please either revise your disclosure or more clearly explain how you determined the amount of annual amortization expense associated with the Lamoriello identifiable intangible assets.

Response:
We will revise our disclosure to correctly state the annual amortization expense and the estimated useful life of the intangible assets.

14.
Please revise to include a clear discussion of any remaining potential contingent payments as of December 31 2007 that could be required in the future related to each acquisition and the accounting treatment that will be followed should any such contingency occur.

Response:
In certain acquisitions, the Company has agreed to pay additional consideration to sellers if certain operating targets are met. The Company has recorded such contingent consideration when the contingency is resolved and the additional consideration is distributable, consistent with Paragraph 28 of SFAS No. 141. In subsequent filings, the Company will disclose the terms of the contingent consideration and the accounting treatment that will be followed.

Note 12 - Goodwill and Other Intangible Assets, page F-34

15.
We note from your table on page F-35 that customer lists/relationships comprise approximately 80% of your Other Intangible Assets on a net basis and 40% of your total assets. We also note that you amortize these assets over a relatively wide range of estimated lives from 5 to 15 years. So that we may better understand your methods for determining the estimated useful lives of customer lists/relationship intangible assets, please supplementally tell us:

•	the gross and net carrying amount of customer list/relationship intangible assets associated with each of your acquisitions as of December 31, 2007;
•	the estimated useful life associated with each individual customer list/relationship intangible asset;

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•	the industry and company specific assumptions that you relied upon in determining the amortization period for your customer list/relationship intangible assets;
•	how you concluded that an accelerated amortization method would not be appropriate for these customer list/relationship intangible assets; and

•	how your monitor whether customer accounts obtained on acquisition continue to provide benefit to you as part of your annual impairment analysis.

Response:
In a supplemental schedule attached to this letter, we have listed the gross and net carrying amount of our customer list intangible assets for each acquisition as of December 31, 2007. In addition, the schedule provides the estimated useful life of each of the customer list intangible assets.

The Company has utilized external valuation experts to assist in the determination of the estimated useful lives of the customer list intangible assets. In determining the amortization period, consideration was given to the historical retention rate of individual customers. In addition, the relationship between the acquired firm and the customer and the data available that supports the relationship between the two is reviewed. For example, in some instances, the firms that we’ve acquired have service agreements in place with customers that are updated annually with addendums that outline the service and fees that will be provided each year. Other firms have less formal arrangements with their customers.

The Company has disclosed its procedures for monitoring the Impairment of Goodwill and Intangible assets on page F-34 of the Notes to the Consolidated Financial Statements.

Exhibit 31.1 and 31.2

16.
Please amend your filing so that your Principal Executive Officer and Principal Financial Officer certifications include the language of paragraph 4(d) of Item 601(b) (31) of Regulation S-B. In doing so, please refile your amended Form 10-KSB in its entirety along with your updated certifications that refer to the Form 10-KSB/A.

Response:
We will amend our filing on Form 10-KSB to included certifications by our Principal Executive Officer and Principal Financial Officer that include the language of paragraph 4(d) of Item 601(b) (31) of Regulation S-B.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2008

General

17.	Please address the above comments in your interim filings as well.

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Response:
The Company believes that it has addressed the above comments when appropriate in the Company’s filing on Form 10-Q for the period ended September 30, 2008.

Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Cash Flows, page 6

18.	Please revise to show the reconciliation of net income (loss) to net cash flows provided by operating activities for all periods presented. Please refer to paragraphs 28 and 29 of SFAS 95.

Response:
Beginning with our Form 10-Q filed for the nine month period ended September 30, 2008, we have revised our Condensed Consolidated Statements of Cash Flows to reconcile net income (loss) to net cash flows provided by operating activities.

***

We hereby acknowledge:

-	the Company is responsible for the adequacy and accuracy of the disclosure in their filings;

-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have further questions or wish to discuss the content of our responses to your letter of October 30, 2008, please contact me at your convenience.

Sincerely,

/s/ John Schroepfer

John Schroepfer
Interim Chief Financial Officer

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National Investment Managers, Inc.
Supplemental Schedule to Comment #14
Schedule of Purchase Prise Allocated to Customer Lists
12/31/2007

INTANGIBLE ASSETS
DESCRIPTION	COST	LIFE IN MONTHS	NET BOOK VALUE

Customer List Relationship	$3,100,000.00	180	$2,480,000.08
Customer List Relationship	2,666,884.25	180	2,237,219.67
Customer List Relationship	500,000.00	60	258,333.43
Customer List Relationship	3,680,000.00	180	3,189,333.42
Customer List Relationship	7,574,000.00	108	5,815,749.99
Customer List Relationship	3,859,000.00	180	3,537,416.65
Customer List Relationship	1,421,000.00	180	1,318,372.28
Customer List Relationship	2,351,000.00	84	2,071,119.00
Customer List Relationship	2,470,000.00	84	2,175,952.40
Customer List Relationship	540,000.00	60	432,000.00

	$28,161,884.25		$23,515,496.92